Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262035

BlackRock Private Credit Fund

Supplement Dated November 14, 2023 to the
Prospectus Dated April 28, 2023,
of BlackRock Private Credit Fund

This supplement amends certain information in the Prospectus, dated April 28, 2023, as supplemented to date, of BlackRock Private Credit Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Share Repurchase Program

The following paragraphs are hereby added to the Prospectus under the heading “Share Repurchase Program.”

If during any consecutive four-quarter period (each, a “Four Quarter Period”), there is not at least one quarter in which the Fund fully accepts all properly submitted tenders in a repurchase offer, the Investment Adviser intends to recommend that the Board approve a plan pursuant to which the Fund will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies, revolver or credit facility, letter of credit or similar credit support drawdowns, and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in any one repurchase offer have been fully accepted; provided that the Investment Adviser does not intend to make such recommendations to the Board if the Fund has, during such Four Quarter Period, accepted repurchase offers for at least (i) 5% of the aggregate Common Shares outstanding (either by number of shares or aggregate NAV) in each of the quarters in such Four Quarter Period or (ii) the equivalent aggregate percentage (i.e. 20%) of Common Shares outstanding (either by number of shares or aggregate NAV)) during such Four Quarter Period.

For these purposes, “capital available for investing” will be determined based on the amount of cash on hand, less Fund expenses, including, without limitation, management fees, amounts that may become due under any borrowing or other financings or similar obligations, amounts needed to meet current or anticipated debt covenants, obligations imposed by law, including the requirement under the NASAA Omnibus Guidelines that the Fund not impair its capital or operations, courts, or arbitration or indemnity obligations.  The purpose of this recommendation would be to allow the Fund to satisfy as many properly submitted tender requests as possible and it is expected that during this time, Fund management and the Board would also consider additional ways to improve shareholder liquidity.

If, during any Four Quarter Period, there is not at least one quarter in which the Fund fully accepts all properly submitted tenders in a repurchase offer, then beginning at the end of such Four Quarter Period the Investment Adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred; provided that the Investment Adviser is not required to defer its incentive fee if the Fund has, during such Four Quarter Period, accepted repurchase offers for at least (i) 5% of the aggregate Common Shares outstanding (either by number of shares or aggregate NAV) in each of the quarters in such Four Quarter Period or (ii) the equivalent aggregate percentage (i.e. 20%) of Common Shares outstanding (either by number of shares or aggregate NAV)) during such Four Quarter Period.